FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of February, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

Hanson announces an insurance settlement covering approximately 20% of its asbestos costs

Hanson PLC, the international building materials company, announces that one of its US subsidiaries, responsible for approximately
20% of the group's present asbestos costs, has reached a settlement with its insurers.

The settlement is effective from January 1, 2006 and resolves a number of issues relating to historic insurance policies which were issued prior to the mid 1980s and which provide insurance cover for a range of claims, including those relating to asbestos.

Under the settlement, the subsidiary will pay the first US$35 million (approximately £20 million) of its future asbestos costs.
Hanson estimates that this will be paid over approximately three years. Thereafter, the subsidiary's asbestos costs will be paid in full by the insurance carriers up to agreed, and undisclosed, limits. These limits, assuming they are not used for non-asbestos claims, are expected to provide asbestos insurance cover for this subsidiary well beyond 2020.

Hanson has previously advised that the group's total annual cost of asbestos, before tax, is estimated to average approximately $60 million per annum (approximately £34 million, or £21 million after tax) over the next eight years. Based on the above estimates, this settlement would reduce the net cost by 20% to $48 million pa, after 2008.

Certain other US subsidiaries of Hanson PLC continue to litigate for asbestos coverage under their insurance policies, although resolution through litigation and/or negotiation may take a number of years to complete. Hanson remains supportive of the current attempts to introduce US Federal Reform for asbestos.

Inquiries:                 Nick Swift / Hilary Reid Evans
                           Hanson PLC
                           Tel: +44 (0)20 7245 1245

Notes:

1.   Hanson is one of the world's leading heavy building materials companies.  It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world.  Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK,
     Australia, Asia Pacific and Continental Europe.

2.   Hanson operates through six divisions: Hanson Aggregates North America, Hanson Building Products North America, Hanson Aggregates
     UK, Hanson Building Products UK, Hanson Australia & Asia Pacific and Hanson Continental Europe.

3.   Register for Hanson's e-mail distribution service for press releases and notification of the publication of corporate reports via
     www.hanson.biz.

4.   High-resolution Hanson images for editorial use are available from www.hanson.biz and from www.pixmedia.co.uk/30/company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   February 13, 2006